Exhibit 99.1

PROGEN PHARMACEUTICALS LIMITED

ABN: 82 010 975 612

PRELIMINARY FINAL REPORT

FOR THE YEAR ENDED

30 JUNE 2010

PRELIMINARY FINAL REPORT: 30 JUNE 2010

The following information is provided to the ASX under Listing Rule 4.3A.

The Board of Progen Pharmaceuticals Limited announce the results of the consolidated entity for the year ending 30 June 2010 including comparative information for the year ending 30 June 2009. The results as reported have been audited.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Revenue from ordinary activities

Down 45.1% to $2,712,000.

Loss from ordinary activities after tax attributable to members

Loss up 189.7% to $15,839,000.

Loss for the period attributable to members

Loss up 189.7% to $15,839,000.

Explanation of the loss from ordinary activities for the period attributable to members

Refer to the Directors Report which follows this announcement under Item 3. “Results and Review of Operations.”

Dividends

The Company has not declared nor paid any dividends.

Net Tangible Assets per security

Net tangible assets per security at 30 June 2009 amounted to $0.61 (2009: $1.12).

Please refer to the Directors’ Report and Financial Statements for an explanation of these results and further information required to be released in accordance with ASX Listing Rule 4.3A.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

Your directors present their report on the consolidated entity consisting of Progen Pharmaceuticals Limited ACN 010 975 612 and the entities it controlled at the end of, or during, the year ended 30 June 2010.

1.              Directors

The names of the company’s directors in office during the year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated.

Mr Stuart James

Dr John Chiplin

Dr Julie Cherrington

Mr Thomas Burt (appointed 17 July 2010)

Mr Heng Tang (appointed 17 July 2010)

Dr Paul Lin (appointed 30 September 2009)

Dr Gordon Schooley (resigned November 30, 2009)

Mr Joe Yeh-Chiao Lin (appointed 17 July 2010, resigned 30 November 2009)

2.              Dividends

No dividends have been paid or declared during the period and the directors do not recommend the payment of a dividend for the year ended 30 June 2010 (2009: Nil).

3.              Results and Review of Operations

Company Overview

The principal activities of Progen Pharmaceuticals Limited during the year continued to be:

1.              Discovery, research and development of potential biopharmaceutical therapeutics for the treatment of human diseases; and

2.              The provision of contract services related to the process development, manufacture and quality assurance of biological products.

The Company’s objective is to build a sustainable biotechnology business through the discovery, development and commercialisation of pharmaceutical therapeutics for cancer and other serious diseases.

Operating and Financial Review

Operating Results for the Year

To be read in conjunction with the attached Financial Report.

The consolidated operating result for the year ended 30 June 2010 was a loss of $15.839 million, being an increase of 189.7% over the prior year loss of $5.467 million.

The significant increase in the loss for 2010 is primarily attributable to the foreign exchange result being a loss of $0.498 million in 2010 compared to a gain of $6.319 million in 2009. Further, a $2.644 million impairment of the intangible asset associated with the CellGate acquisition and the legal settlement with Medigen for $1.8 million were both booked in the 2010 fiscal year.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

Results and Review of Operations (cont’d)

Operating Results for the Year (cont’d)

The following table summarises the consolidated results:

		2010	2009
	% Change	$000	$000
Revenue	(45.1)	2,712	4,940
Other income	(97.8)	150	7,021
Research and development expenditure	(27.8)	(5,092)	(7,049)
Manufacturing expenditure	20.4	(2,026)	(1,683)
Administrative and corporate expenses (incl. finance costs)	(18.9)	(7,056)	(8,696)
Other Expenses	n/a	(1,883)	—
Impairment of Intangible	n/a	(2,644)	—
Operating loss	(188.5)	(15,839)	(5,467)

Earnings/ (Loss) per Share and Net Tangible Assets per Share

		2010	2009
	% Change	cents	cents
Basic and diluted loss per share	(541.0)	(64.1)	(10.0)
Net tangible assets per share	(45.7)	60.8	112.0

Management Discussion and Analysis

Revenue and Other Income

Interest income fell by $2.477 million during fiscal year 2010 due to reduced funds on deposit following the $39.4 million share buy-back scheme in April 2009 and the operating cash outflows throughout the year. No government grant income was received during fiscal year 2010 due to the completion of the AusIndustry Commercial Ready grant. Further, foreign exchange gains and gains on derivatives were not experienced during 2010, driving a 97.9% reduction in other income.

		2010	2009
	% Change	$000	$000
Revenue and other income
Manufacturing	14.4	1,973	1,724
Interest revenue	(77.0)	739	3,216
Other income	(97.9)	150	7,021
Total revenue and other income	(76.1)	2,862	11,961

Research and Development (R&D) Expenditure

The primary activities of the R&D division for the year were:

1.              The clinical development of PG11047 and the phase 2 PI-88 melanoma program;

2.              Preclinical development of PG545; and

3.              The heparan sulfate mimetic drug discovery and preclinical program, and the epigenetics drug discovery program.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

3.              Results and Review of Operations (cont’d)

Research and Development

Research and development expenditure decreased by 27.8% during the year ended 30 June 2010, reflecting the completion of the PG11047 Phase 1a monotherapy study and the winding down of the PG11047 Phase 1b combination study which nears completion. Further, the final patient in the PI-88 metastatic melanoma study will finish treatment by September 2010, with study reports available later in the 2011 financial year.

The company expended $2.221 million on the preclinical development of PG545 and $2.128 million on US R&D activities, primarily the ongoing PG11047 Phase 1b clinical trial in the US (2009: $3.254 million). Expenditure of $0.307 million was booked against the PI-88 Phase 2 Melanoma trial (2009: $0.699 million).

Manufacturing

Pharmasynth operates a “currently Good Manufacturing Practices” (cGMP), certified manufacturing facility that provides contract manufacturing services to the biotechnology industry, earning revenues on a fee for service basis across the pharmaceutical, biotechnology and veterinary industries.

Revenues earned by this division increased 14.4% to $1.973 million in 2010 (2009: $1.724 million).

The result in the manufacturing segment was a profit of $34,000, compared to a profit of $41,000 in the previous year.

Liquidity

The Company ended the financial year with cash and cash equivalents totalling $15.143 million compared with $28.045 million at the previous year-end. Progen did not seek to raise additional funding in 2010.

Cash and cash equivalents at 30 June 2010 were represented by of a mix of highly liquid interest bearing investments with maturities ranging from 30 to 120 days and deposits on call. These investments do not constitute any material financial market risk exposure.

Cash Flows

Cash of $12.375 million was disbursed during the year to fund consolidated net operating activities, compared to $15.846 million in 2009. Savings were experienced with the completion of the PG11047 Phase 1a study and reduced activity in the PG11047 Phase 1b and PI-88 Phase 2 studies which both near completion. These savings were partially offset by significant legal fees and the settlement of a legal dispute.

Funding Requirements

Currently there are no significant commitments for capital expenditure. However, the group expects to incur substantial future expenditure in light of the clinical oncology and drug discovery programs. Progen is on track to commence a Phase 1a clinical trial to assess the safety of PG545 during the 2011 financial year. The company has continued funding the Phase 1b clinical trial assessing the safety of PG11047 in combination with approved cancer drugs and will soon finalise the PI-88 Phase 2 study in metastatic melanoma. The group also plans to escalate its drug discovery activities in relation to its heparanase inhibitor program throughout the 2011 financial year.

At 30 June 2010, the Group has outstanding commitments of $1.662 million (2009: $2,446 million), of which $0.663 million relates to the Phase 1 clinical trial of PG11047, the remainder pertaining to operating lease commitments and general expenditure commitments. The group has also committed to paying the premium of its insurance portfolio of $391,000 over the 2011 fiscal year.

Future cash requirements will depend on a number of factors, including the scope and results of preclinical studies and clinical trials, continued progress of research and development programs, the company’s in-licensing and out-licensing activities, the ability to generate positive cash flow from contract manufacturing services, the ability to generate revenues from the commercialisation of drug development efforts and the availability of other funding.

4.              Significant Changes in the State of Affairs

(i) Termination of Global TransBiotech Inc. License of muparfostat (PI-88)

On 30 June 2009, PharmaSynth Pty Ltd executed a binding agreement with Global TransBiotech Inc (GTB) for the global licensing of muparfostat, the group’s lead anti-cancer product formerly known as PI-88. A critical aspect of the licence

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

4.              Significant Changes in the State of Affairs (cont’d)

agreement required GTB to initiate a pivotal registration trial within 9 months of the commencement date of the agreement. GTB failed to comply with this requirement and as a result, the company terminated the agreement.

(ii) License of muparfostat (PI-88) to Medigen Biotechnology Corporation

On 30 June 2010, Progen announced that a binding license and collaboration agreement had been executed with Medigen Biotechnology Corporation (Medigen) for the development and commercialisation of muparfostat globally.

The agreement grants Medigen the exclusive worldwide and sub-license rights for the commercialisation of muparfostat for the therapeutic and prophylactic treatment of cancer. The agreement includes royalties on sales of muparfostat as well as milestones payments at the following time points:

•                                when regulatory approval is obtained for commencement of the Phase III trial;

•                                when the Phase III trial is commenced;

•                                when the Phase III trial is completed; and

•                                when regulatory approval is in place for the product to be marketed.

There are also additional milestone payments due to Progen based on follow-up market approvals.  Progen is also contracted to manufacture the clinical trial material via its subsidiary company PharmaSynth.

The intellectual property owned or licensed by Progen to Medigen includes the rights to PI-88 covered in the global patent family entitled “Preparation and Use of Sulfated Oligosaccharides”. It does not include any intellectual property relating to Progen’s PG500 series compounds. The term of the agreement is 15 years from the commencement date (1 July 2010) unless terminated earlier in accordance with the agreement. If Medigen has not commenced a Phase III or pivotal registration clinical trial within 12 months of the commencement date, Progen may at any time thereafter immediately terminate the agreement.

(iii) Divestment of the “CellGate Assets”

During the first half of 2010, Progen undertook a strategic review of its assets and the recommendation was made to the board that the assets acquired in the February 2008 CellGate acquisition (CellGate Assets) should be divested to place a strategic focus on Progen’s core competencies — dual mechanism oncology products.

Following the strategic review, the company appointed a US based investment bank to assist in creating a saleable package for the assets and seeking out interested parties. Progen intends to complete the Phase 1b clinical trial currently underway to maximise the return from the assets and also to address the associated ethical considerations.

5.              Significant Events after the Balance Date

No significant events have occurred after the balance date.

6.              Likely Developments and Expected Results

The likely developments in the year ahead include:

(i)	Commencing Phase 1a clinical trial to assess the safety of PG545;
(ii)	Divestiture of the “CellGate Assets”;
(iii)	Continuing to advance our drug discovery programs with the objective of identifying potential new drug candidates from our small molecule heparanase drug discovery platforms;
(iv)	Providing necessary support to Medigen Biotechnology Corporation in order to reach value inflection milestones associated with the License and Collaboration Agreement;
(v)	Aggressively pursuing M&A opportunities and in-licensing to supplement the existing drug development pipeline; and
(vi)	Conducting a capital raising to ensure adequate resources are available to progress the company’s promising drug portfolio.

Our overall goal is to build a sustainable biotechnology company that has a deep pipeline of drug candidates in development.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

7.              Directors — Qualifications, Experience and Special Responsibilities

Directors in office at the date of this report

Mr Stuart James BA Honours

Independent Non-Executive Chairman

Finance and Audit Committee Member, Remuneration Committee Member

Mr James has held a number of high profile executive positions during his career and has extensive experience in the oil, health and financial services sector. Following a 25 year career with Shell both in Australia and internationally, Mr James’ past roles have included Managing Director of Australian Financial Services for Colonial and Managing Director of Colonial State Bank (formally the State Bank of N.S.W). Mr. James most recent executive role was a CEO of The Mayne Group, including Mayne Health and Mayne Pharma. He is a Member of the Supervisory Board of Wolters Kluwer NV and a Member of the Advisory Board of Gresham Private Equity Ltd. Mr. James is Chairman of Pulse Health Ltd., Prime Financial Group Ltd and a Non Executive Director of Greencross Ltd and Phosphagenics Ltd.

Dr Julie Cherrington BS MS PhD

Independent Non-Executive Director

Remuneration Committee Member

Julie Cherrington joined Pathway Therapeutics as President and CEO in October 2009. Previously, Dr Cherrington was president at Phenomix Corporation with strategic and operational responsibilities for drug research and development at the discovery, pre-clinical and clinical stages and played a leadership role in the financing, business development and corporate development functions in the company. Prior to joining Phenomix in 2003, she was vice president of preclinical and clinical research at SUGEN, a Pfizer company. SUGEN focused on the discovery and development of small molecule kinase inhibitors for cancer and was a leader in molecular profiling patient samples in concert with innovative Phase 1 and Phase 2 clinical trial designs with novel targeted agents. Dr Cherrington was instrumental in the development of SUTENT and its approval for renal cell cancer and gastrointestinal stromal tumors. Prior to SUGEN, Dr Cherrington held a range of positions of increasing responsibility at Gilead Sciences. Dr Cherrington is currently a member of the Board of Directors of Xenome Ltd, a pain focused biotechnology company.

Dr John Chiplin BPharm PhD

Non-Executive Director

Dr John Chiplin has broad-based experience in the life science and technology industries, both from an operational and investment perspective. His most recent accomplishment was the corporate reengineering of Arana Therapeutics, a world leading antibody developer, which resulted in the acquisition of the company by Cephalon for a significant premium to market (July 2009). Immediately prior to running Arana, Dr. Chiplin was head of the $300M ITI Life Sciences investment fund in the UK. His own investment vehicle, Newstar Ventures Ltd, has funded more than a dozen early stage companies in the past ten years.  Dr. Chiplin’s Pharmacy and Doctoral degrees are from the University of Nottingham, UK. In addition to Progen, John currently serves on the boards of Benitec Ltd, Sciencemedia Inc, and Velocity Partners LLC.

Mr Heng Hsin Tang BENG(Hons) MBA

Non-Executive Director

Audit Committee Chair

Mr Tang has a bachelor’s degree in Civil Engineering with honours, and an MBA from the University of Queensland. Mr Tang has more than 10 years experience in project and financial management in engineering and property development, specialising in feasibility studies, cash-flow management, structural finance and acquisitions for major projects. Until recently, Mr Tang was Commercial Manager for a national property developer, and managed the finance for their Queensland projects valued at over $1bn.

Mr Thomas Burt

Non-Executive Director

Remuneration Committee Chair

Mr Burt has over 40 years experience across a number of industries including telecommunications, postal and retail operations, logistics, property management/development and management consulting. He attended the University Of Hawaii Advanced Management Program in 1988 and the Mt Eliza Business School Directors’ Course in 1991. Mr Burt has held positions including Managing Director, New Zealand Post Properties Ltd, Managing Director, Total Logistics Company Ltd, National General Manager Facilities Management, Telstra, National General Manager Program Office and Service Improvement, Telstra and Manager International Business Development Asia-Pacific for Lockheed Martin

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

7.              Directors — Qualifications, Experience and Special Responsibilities (cont’d)

Distribution Technologies. Over the past 4 years, Mr Burt has worked for various companies in a management consulting role as well as undertaking a one year special assignment for Lockheed Martin Overseas Corporation.

Dr. Paul Lin BS PhD

Non-Executive Director

Dr. Paul Lin (Tzong-Pai Lin) received his B.S. (Pharmacy) and Ph.D. (Toxicology) degrees from the School of Pharmacy at the National Taiwan University in 1974, and North Carolina State University in 1982, respectively. In his 25 year career in the pharmaceutical and biotechnology industries, he has worked for Burroughs Wellcome Research Foundation (USA), E.I. Du Pont de Nemours Company (USA) and Kendall McGaw Pharmaceutical Company (USA) in a veriety of research and quality control positions. Following this he became the Vice President of Standard Pharm & Chem Company (Taiwan) in 1993. Dr. Lin was also Director of French RPR Pharmaceuticals Company (China), German Madaus AG (China) and Guower Consulting Company (Beijing). Currently he is Senior Scientific Advisor to Vanway Pharmaceutical Co. Inc. (HK), President of JP International Development, Ltd (Taiwan) and Founder of NuBio Pharmaceutical Technology Co. Ltd (Beijing).  Dr Lin has extensive experience in the pharmaceutical and biotechnology industries, particularly in development, manufacturing, quality control and marketing of pharmaceutical products in the Greater China Area.

Directors who were in office during the year, but not at the date of this report

Mr Joe Yeh-Chiao Lin BSc MlnfTechSt

Non-Executive Director

Mr Lin is an accomplished IT professional with demonstrated success in business process management, strategy planning, and project management. He has 10 years experience in research and development, commercialisation and general management in the information technology industry. He is currently a researcher and a PhD candidate of computer science at the University of Queensland. He has also been a project manager for an international organisation since 2001. His main research interests are innovative solutions for business information systems that span several areas including business process management, data quality management, scientific workflows and service oriented computing.

Dr Gordon Schooley BS MS PhD

Independent Non-Executive Director, Audit Committee Member

Dr Schooley has more than 35 years experience in the biotechnology and pharmaceutical industries, with a strong focus on research and regulatory approvals. He has held senior executive roles with a number of companies including Pacira Pharmaceuticals, Skyepharma PLC, Ista Pharmaceutical Inc and Alliance Pharmaceuticals Corp. Dr Schooley has acted on the board of Topigen Pharmaceuticals Inc and Astralis Limited and currently consults to companies regarding pre-clinical and clinical development and regulatory approval processes.

8.              Particulars on Directors’ Interest in Shares and Options

As at the date of this report the directors’ interests in shares and options of the Company as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001 were:

Director	Shares	Options
Stuart James	—	—
Julie Cherrington	—	—
John Chiplin	—	—
Thomas Burt	—	—
Heng Hsin Tang	1,500	—
Paul Lin	—	—

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

9.              Directors’ Attendance at Board and Committee Meetings

The number of directors’ meetings held during the year and the number of meetings attended by each director were as follows:

	Directors’ meetings		Audit committee meetings		Remuneration committee meetings
Name	A	B	A	B	A	B
T Justus Homburg	2	2	—	—	—	—
Stephen Chang	2	2	—	—	—	—
Wolfgang Hanisch	2	2	—	—	—	—
Stuart James	14	15	2	2	2	2
Julie Cherrington	12	15	1	1	2	2
John Chiplin	14	15	1	1	—	—
Gordon Schooley	5	6	1	1	—	—
Joe Yeh-Chiao Lin	4	4	—	—	—	—
Heng Hsin Tang	13	13	1	1	—	—
Thomas Burt	13	13	—	—	2	2
Paul Lin	8	9	—	—	—	—

Key: A :	Number of meetings attended
B :	Number of meetings held during the time the director held office or was a member of the committee

10.  Remuneration Report (audited)

This remuneration report outlines the director and executive remuneration arrangements of the Group in accordance with the requirements of the Corporations Act 2001 and its regulations. For the purposes of this report, key management personnel (KMP) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Group, directly or indirectly, including any director (whether executive or otherwise) of the parent company, and includes the five executives in the Group receiving the highest remuneration.

Details of the key management personnel (including the five highest paid executives during the year)

(i) Directors

T.J. Homburg	Chief Executive Officer; resigned as director 1 July 2009; ceased as CEO on 18 November 2009
S. Chang	Non-executive Director – appointed Chairman 27 March 2009; resigned 1 July 2009
W. Hanisch	Non-executive Director – appointed 27 March 2009; resigned 1 July 2009
S. James	Chairman (non-executive) - appointed 1 July 2009
J. Chiplin	Non-executive Director - appointed 1 July 2009
J. Cherrington	Non-executive Director - appointed 1 July 2009
G. Schooley	Non-executive Director - appointed 1 July 2009
T. Burt	Non-executive Director - appointed 17 July 2009
H.H. Tang	Non-executive Director - appointed 17 July 2009
J.Y.C Lin	Non-executive Director - appointed 17 July 2009; resigned 30 November 2009
P. Lin	Non-executive Director – appointed 30 November 2009

(ii) Executives

S. MacLeman	Chief Executive Officer
L. Marton	Chief Scientific Officer
M. Fitzgerald	Director – Clinical Operations US
P. Dixon	General Manager – Finance and Company Secretary – appointed 3 April 2009
D. Bampton	Director – Clinical and Regulatory Affairs – appointed 20 April 2009

F. Lankesheer was appointed on 26 July 2010 as Director of Business Development and Legal and will form part of the KMP for the 2011 financial year.

There have been no other changes to the KMP after reporting date and before the date the financial report was authorised for issue.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10.  Remuneration Report (audited) (cont’d)

A. Principles used to determine the nature and amount of remuneration

Remuneration Philosophy

Remuneration levels are competitively set to attract the most qualified and experienced directors and executives. The remuneration structures outlined below are designed to attract suitably qualified candidates, reward the achievement of strategic objectives, and achieve the broader outcome of creating shareholder value.

The Board ensures that executive reward satisfies the following criteria for good reward corporate governance practices:

•                  competitiveness and reasonableness;

•                  acceptability to shareholders;

•                  performance linkage/alignment of executive compensation;

•                  transparency; and

•                  capital management.

Remuneration packages may include a mix of fixed and variable remuneration including performance based bonuses and equity plans.

Remuneration Structure

In accordance with best practice corporate governance, the structure of non-executive director and executive remuneration is separate and distinct.

Non-executive Director Remuneration

Non-executive directors’ fees reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors’ fees are reviewed periodically by the Board and were last done so on 29 April 2010.

The Constitution and the ASX Listing Rules specify that the aggregate remuneration of the non-executive directors shall be determined from time to time by a general meeting of shareholders. The current aggregate fee pool limit is $500,000 as approved by shareholders at the 2007 AGM.

As of 29 April 2010, fees paid to non-executive directors amount to $61,320 per annum for each non-executive director, exclusive of board committee fees. The fees paid to the non-executive Chairman amount to $136,792, exclusive of board committee fees. Members of the board committees receive an additional $7,075 per committee per annum, with the chairs of each respective committee receiving an additional $14,151 per annum.

Retirement allowances are not paid to non-executive directors other than contributing compulsory superannuation to the directors’ fund of choice. This benefit forms part of the directors’ base fees.

The remuneration of non-executive directors for the periods ended 30 June 2010 and 30 June 2009 is detailed in table 1 of this report.

Executive Remuneration

The executive pay and reward framework has two components:

•                  fixed remuneration including base pay and benefits; and

•                  variable remuneration including performance related bonuses and equity plans.

As the company continues in its research and development stage and has not been generating earnings, executive reward is linked to the achievement of specified milestones.

Fixed remuneration

The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.

Fixed remuneration consists of base remuneration, as well as employer contributions to superannuation funds. Executives are given the opportunity to receive their fixed base remuneration in a variety of forms including cash and fringe benefits such as motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue additional cost for the Company.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10.  Remuneration Report (audited) (cont’d)

Fixed remuneration is reviewed annually by the remuneration committee. This process consists of a review of individual performance and overall performance of the Company. The Committee has access to external advice independent of management.

The Company does not pay retirement benefits to any senior executives other than contributing compulsory superannuation to the senior executives’ fund of choice.  This benefit forms part of the senior executives’ base remuneration.

The fixed remuneration component of executives is detailed in table 2.

Performance related bonuses

During the financial year, a performance related bonus was paid to the General Manager of Finance and Company Secretary of $43,500 excluding superannuation. A performance related bonus of $63,578 has been accrued in the 2010 financial year for payment in the 2011 financial year, relating to staff at the company’s manufacturing facility.

Retention Bonus

No retention bonuses were paid throughout the 2010 financial year.

Retirement benefits

The company meets its obligations under the Superannuation Guarantee Legislation.

Equity plans

The company is able to issue share options under The Progen Directors and Employees Option Incentive Plan. The objective of the equity plan is to reward executives in a manner that aligns remuneration with the creation of shareholder wealth. 1,000,000 options were granted to the Chief Executive Officer under the plan during 2010.

Information on all options vested during the year is detailed in table 3 and further detail of the plan is in note 13.

Group Performance

In considering the consequences of the Company’s performance on shareholder wealth the Board are focused on total shareholder returns. In the Company’s case this consists of the movement in the Company’s share price rather than the payment of dividends. Given the current stage of the Company’s development, it has never paid a dividend and does not expect to in the near future.

The following table shows the change in the Company’s share price and market capitalisation as compared to the total remuneration (including the fair value of options granted, but excluding termination payments) during the current financial year and the previous four financial years:

	2010	2009	2008	2007	2006
Share price at end of year	$0.40	$0.85	$1.38	$4.60	$2.70
Change in share price	$(0.45)	$(0.53)	$(3.22)	$1.90	$0.01
Market capitalisation at end of year plus amounts distributed to shareholders during the year ($m’s)(1)	$9.8	$59.4	$83.3	$273.3	$109.6
Change in market capitalisation ($m’s)	$(49.6)	$(23.9)	$(190.0)	$163.7	$0.5
Total executive remuneration ($m’s)(2)	$1.29	$1.56	$2.38	$1.71	$1.36

(1) The company executed a $39.420 million off-market share buy-back in April 2009.

(2) Excludes termination payment of CEO of $245,000.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10.  Remuneration Report (audited) (cont’d)

B. Details of remuneration of key management personnel

Table 1: Non-executive directors’ remuneration for the year ended 30 June 2010.

		Short term			Post		Share-
				Non	employment		based
		Salary	Cash	monetary	Super-	Termination	payment
		and fees	bonus	benefits	annuation	payment	Options	Total
Directors		$	$	$	$	$	$	$
Mal Eutick(1)	2010	—	—	—	—	—	—	—
	2009	67,788	—	—	6,101	—	—	73,889
Stephen Chang(2)	2010	—	—	—	—	—	—	—
	2009	119,730	—	—	5,826	—	—	125,556
John Zalcberg(3)	2010	—	—	—	—	—	—	—
	2009	12,608	—	—	1,135	—	—	13,743
Patrick Burns(1)	2010	—	—	—	—	—	—	—
	2009	44,333	—	—	—	—	—	44,333
John Lee(1)	2010	—	—	—	—	—	—	—
	2009	45,000	—	—	—	—	—	45,000
Rob Williamson(1)	2010	—	—	—	—	—	—	—
	2009	44,333	—	—	—	—	—	44,333
Wolfgang Hanisch(4)	2010	—	—	—	—	—	—	—
	2009	11,526	—	—	4,307	—	—	15,833
Stuart James(5)	2010	123,161	—	—	11,084	—	—	134,245
	2009	—	—	—	—	—	—	—
Thomas James Burt(5)	2010	68,718	—	—	—	—	—	68,718
	2009	—	—	—	—	—	—	—
John Chiplin(5)	2010	30,400	—	—	—	—	—	30,400
	2009	—	—	—	—	—	—	—
Julie Cherrington(6)	2010	71,667	—	—	—	—	—	71,667
	2009	—	—	—	—	—	—	—
Gordon Schooley(9)	2010	45,000	—	—	—	—	—	45,000
	2009	—	—	—	—	—	—	—

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

Joe Lin(10)	2010	20,568	—	—	1,852	—	—	22,420
	2009	—	—	—	—	—	—	—
Heng Hsin Tang(8)	2010	63,035	—	—	5,673	—	—	68,708
	2009	—	—	—	—	—	—	—
Paul Lin(8)	2010	37,610	—	—	—	—	—	37,610
	2009	—	—	—	—	—	—	—
Total - Non-executive Directors	2010	460,159	—	—	18,609	—	—	478,768
	2009	345,318	—	—	17,369	—	—	362,687

(1) Resigned 27 March 2009

(2) Non-Executive Director until 27 March 2009 when he was appointed as Non-Executive Chairman; resigning 1 July 2009

(3) Resigned 4 September 2008

(4) Appointed 27 March 2009 but resigned 1 July 2009

(5) Appointed 1 July 2009, was Interim CEO from 1 December 2009 to 31 May 2010

(6) Appointed 1 July 2009

(7) Appointed 17 July 2009

(8) Appointed 1 December 2009

(9) Appointed 1 July 2009 but resigned 1 December 2009

(10) Appointed 17 July 2009 but resigned 1 December 2009

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10.  Remuneration Report (audited) (cont’d)

Table 2: Remuneration for the other key management personnel for the year ended 30 June 2010.

		Short term				Post		Share-
				Non		employment		based
Other key		Salary	Cash	monetary		Super-	Termination	payment
management		and fees	bonus	benefits		annuation	payment	Options	Total
personnel		$	$	$		$	$	$	$
T Justus Homburg (1)	2010	150,803	—	13,417	(1)	32,192	245,000	—	441,412
	2009	295,083	—	18,959	(1)	25,377	—	32,099	371,518
Linton Burns (2)	2010	—	—	—		—	—	—	—
	2009	93,707	—	—		28,151	—	11,061	132,919
Sarah Meibusch (3)	2010	—	—	—		—	—	—	—
	2009	138,680	50,000	—		15,586	98,942	11,061	314,269
James Garner (4)	2010	—	—	—		—	—	—	—
	2009	89,974	—	—		7,322	—	11,061	108,357
John Devlin(5)	2010	—	—	—		—	—	—	—
	2009	17,363	—	—		8,022	23,077	—	48,462
Laurence Marton	2010	369,493	—	36,613	(8)	—	—	—	406,106
	2009	419,004	—	30,115	(8)	—	—	30,416	479,535
Michael Fitzgerald	2010	149,513	—	22,588	(8)	—	—	—	172,101
	2009	169,888	15,051	14,902	(8)	—	—	13,314	213,155
Paul Dixon	2010	120,462	43,500	—		14,757	—	—	178,719
	2009	34,763	—	—		3,129	—	—	37,892
John Chiplin(6)	2010	240,000	—	19,442	(8)	—	—	—	259,442
	2009	—	—	—		—	—	—	—
Susan Elizabeth MacLeman(7)	2010	49,506	—	—		4,456	—	19,133	73,095
	2009	—	—	—		—	—	—	—
Total - Other key management personnel	2010 2009	1,079,777 1,258,462	43,500 65,051	92,060 18,959		51,405 132,604	245,000 122,019	19,133 86,890	1,530,875 1,683,985

(1) Terminated 18 November 2009. Non-monetary benefits represent a private vehicle under a novated lease arrangement. (2) Resigned 9 January 2009

(3) Resigned 6 May 2009

(4) Resigned 8 December 2008

(5) Resigned 4 September 2008

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10.  Remuneration Report (audited) (cont’d)

(6) Appointed Interim CEO from 1 December 2009 to 31 May 2010

(7) Appointed 6 April 2010

(8) US based health plans

C. Service Agreements

With the exception of Dr Laurence Marton’s agreement the Company’s policy is to enter into service contracts with executive directors and senior executives on appointment that are unlimited in term but capable of termination on specified notice periods; and that the Company has the right to terminate the contract immediately by making payment equal to the specified notice period as pay in lieu of notice other than for misconduct when termination is immediate. The executive directors and senior executives are also entitled to receive on termination of employment their statutory entitlements of accrued annual leave and long service leave.

The service contract outlines the components of remuneration paid to the executive directors and key management personnel but does not prescribe how remuneration levels are modified year to year.

The current base remuneration, short-term incentive arrangements and termination notice periods included in the service agreements with key management personnel are detailed below.

S MacLeman, Chief Executive Officer

•                  Term of agreement – unlimited, capable of termination on 3 months’ notice.

•                  Base salary, inclusive of superannuation, of $323,000,  last reviewed on appointment at 6 April 2010.

•                  Short term incentive per annum of an amount equal to up to 40% of the base salary (plus superannuation) based on the achievement of the strategic and operational objectives.

P Dixon, General Manager - Finance and Company Secretary

•                  Term of agreement — unlimited, capable of termination on notice of 12 weeks.

•                  Base salary, inclusive of superannuation, of $162,792,  last reviewed on 3 April 2009.

L Marton, US-based Chief Scientific Officer

•                  Term of agreement — unlimited, capable of termination on notice of 180 days

•                  Base salary of $US308,000.

•                  Short term incentive per annum of an amount equal to up to 40% of the base salary (plus superannuation) based on the achievement of the strategic and operational objectives.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10.  Remuneration Report (audited) (cont’d)

D. Share-Based Payments

During the course of the 2010 financial year the following options vested and expired with key management personnel of the Group under the terms of The Progen Directors and Employee Option Incentive Plan.

1,000,000 options were granted to Sue MacLeman, the Chief Executive Officer during the 2010 financial year.

Table 3: Number of options vested and forfeited during the year

									Fair Value
			No. of	No. of	No. of				per option
	Grant	Expiry	options	options	options		Exercise		at grant	Date
	date	date	granted	vested	expired		price		date	exercisable
T J Homburg	30-Nov-2006	1-Mar-2011	—	—	166,667	(1)	$7.80		$1.27	30-Nov-2006
TJ Homburg	30-Nov-2006	1-Mar-2011	—	—	166,667	(1)	$2.59		$0.98	1-Mar-2008
TJ Homburg	30-Nov-2006	1-Mar-2011	—	—	166,666	(1)	$1.07		$0.65	1-Mar-2011
G Schooley	25-Jan-2007	25-Jan-10	—	—	20,000	(2)	$5.42		$2.61	25-Jan-2008
S Meibusch	14-Sep-2007	13-Sep-2012	—	—	100,000	(1)	$3.61		$1.33	14-Sep-2008
S MacLeman	29-Mar-2010	29-Mar-2010	166,667	—	—		$0.65	(3)	$0.14	29-Mar-2011
S MacLeman	29-Mar-2010	29-Mar-2010	166,667	—	—		$0.80	(3)	$0.18	29-Mar-2012
S MacLeman	29-Mar-2010	29-Mar-2010	166,666	—	—		$0.95	(3)	$0.21	29-Mar-2013
S MacLeman	29-Mar-2010	29-Mar-2010	250,000	—	—		$1.05	(3)	$0.23	29-Mar-2014
S MacLeman	29-Mar-2010	29-Mar-2010	250,000	—	—		$1.15	(3)	$0.24	29-Mar-2015

(1)Expired options due to termination

(2)Expired options due to resignation

(3)Options vest upon fulfilment of share market price conditions; i.e, 30 day VWAP exceeds the share prices of $0.65 in Yr 1, $0.80 in Yr 2, $0.95 in Yr 3, $1.05 in Yr 4; and $1.15 in Yr 5.

The following table summarises the value of options granted, exercised or expired during the 2010 financial year to directors and key management personnel.

					Remuneration
	Value of options	Value of options	Value of options	Value of options	consisting of
	granted during	exercised during	expired during	forfeited during	options for the
	the year ^	the year	the year	the year	year
	$	$	$	$	%
T J Homburg	—	—	483,334	—	—
S Meibusch	—	—	132,732	—	—
G Schooley	—	—	52,176	—	—
S MacLeman	19,133	—	—	—	26.2

^ For details on the valuation of options, including models and assumptions used, please refer to note 13.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10.  Remuneration Report (audited) (cont’d)

D. Share-based payments (cont’d)

During the year no options were exercised by directors or key management personnel.

The Board has a policy prohibiting directors or executives entering into contracts to hedge their exposure to options or shares granted as part of their remuneration. The Board periodically requests directors and executives confirm they are in compliance with this policy.

11.  Loans to Directors and Executives

No loans have been paid to Company directors or executives during or since the end of the financial year.

12.  Environmental Regulations

The Company complies with all environmental regulations applicable to its operations and there have been no significant known breaches.

13.  Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

14.  Indemnification and Insurance of Directors and Officers

The Company has agreed to indemnify directors in respect of certain liabilities incurred while acting as a director of any group company. No liability has arisen under these indemnities as at the date of this report.

The Company has agreed to use its reasonable endeavours to arrange insurance for the directors against certain risks the director is exposed to as a director of the Group Companies.

During the year, the Company paid a premium to insure the directors, company secretary and other executive staff. Under the terms and conditions of the insurance arrangements, disclosure of the nature of the insurance and the premium is prohibited.

The liabilities insured include costs and expenses that may be incurred in defending any wrongful, but not wilful, act, error or omission by the officers in their capacity as officers of the Company.

No other insurance premiums have been paid or indemnities given, during or since the end of the year, for any person who is or has been an officer or auditor of the Company.

15.  Auditor Independence and Non-audit Services

A copy of the Company’s auditors’ independence declaration is set out on page 18.

Non-audit services

During the year, there were no non-audit services provided by the entity’s auditor, Ernst & Young.

Signed in accordance with a resolution of the directors.

S. James	J Chiplin
Chairman	Director

Date: 27 August 2010	Date: 27 August 2010

1 Eagle Street
Brisbane QLD 4000 Australia
GPO Box 7878 Brisbane QLD 4001

Tel: +61 7 3011 3333
Fax: +61 7 3011 3100
www.ey.com/au

Auditor’s Independence Declaration to the Directors of Progen Pharmaceuticals Limited

In relation to our audit of the financial report of Progen Pharmaceuticals Limited for the financial year ended 30 June 2010, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Mike Reid
Partner
27 August 2010

Liability limited by a scheme approved
under Professional Standards Legislation

Progen Pharmaceuticals Limited
Statement of Comprehensive Income
For the year ended 30 June 2010

		Consolidated
		2010	2009
	Note	$000	$000
REVENUE	4 (a)	2,712	4,940

Other income	4 (b)	150	7,021

EXPENSES
Research and development expenses		5,092	7,049
Manufacturing facility expenses		2,026	1,683
Administrative and corporate expenses		7,053	8,689
Impairment of intangible asset		2,644	—
Finance costs	4 (c)	3	7
Other expenses	4 (g)	1,883	—

NET LOSS FROM OPERATIONS		(15,839)	(5,467)
INCOME TAX EXPENSE	6	—	—

NET LOSS FOR PERIOD		(15,839)	(5,467)

OTHER COMPREHENSIVE INCOME
Foreign currency translation		44	100

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		(15,795)	(5,367)

Basic and diluted loss per share (cents per share)	7	(64.1)	(10.0)

The above statement of comprehensive income should be read in conjunction with the accompanying notes

Progen Pharmaceuticals Limited
Statement of Financial Position
As at 30 June 2010

		Consolidated
		2010	2009
	Note	$000	$000
ASSETS
Current Assets
Cash and cash equivalents	9	3,893	28,045
Short term investments	9	11,250	—
Trade and other receivables	10	1,002	294
Prepayments		121	138
Total Current Assets		16,266	28,477

Non-current Assets
Restricted term deposits		94	100
Prepayments		164	199
Plant and equipment	11	660	881
Intangible assets	12	—	3,005
Total Non-current Assets		918	4,185

TOTAL ASSETS		17,184	32,662

LIABILITIES
Current Liabilities
Trade and other payables	14	1,683	1,433
Provisions	15	280	229
Total Current Liabilities		1,963	1,662

Non-current Liabilities
Provisions	15	204	210
Total Non-current Liabilities		204	210

TOTAL LIABILITIES		2,167	1,872

NET ASSETS		15,017	30,790

EQUITY
Contributed equity	16	152,217	152,217
Reserves	17	3,366	3,300
Accumulated losses	17	(140,566)	(124,727)

TOTAL EQUITY		15,017	30,790

The above statement of financial position should be read in conjunction with the accompanying notes

Progen Pharmaceuticals Limited
Statement of Changes in Equity
For the year ended 30 June 2010

					Foreign
			Accumulated	Employee	currency
	Number of ordinary	Amount	losses	reserve	translation	Total
Consolidated	shares	$000	$000	$000	$000	$000

At 1 July 2008	60,393,891	191,357	(119,260)	3,223	(61)	75,259
Loss for the period	—	—	(5,467)		—	(5,467)
Other Comprehensive Income	—	—	—		100	100
Total Comprehensive Income for the period	—	—	(5,467)		100	(5,367)
Ordinary shares issued as part of Cellgate acquisition agreement	151,240	280	—	—	—	280
Off market share buy-back	(35,836,034)	(39,420)	—	—	—	(39,420)

Share-based payments to employees	—	—	—	38	—	38
At 30 June 2009	24,709,097	152,217	(124,727)	3,261	39	30,790

At 1 July 2009	24,709,097	152,217	(124,727)	3,261	39	30,790
Loss for the period	—	—	(15,839)		—	(15,839)
Other Comprehensive Income	—	—	—		44	44
Total Comprehensive Income for the period	—	—	(15,839)		44	(15,795)
Share-based payments to employees				22		22
At 30 June 2010	24,709,097	152,217	(140,566)	3,283	83	15,017

The above statement of changes in equity should be read in conjunction with the accompanying notes

Progen Pharmaceuticals Limited
Statement of Cash Flows

For the year ended 30 June 2010

		Consolidated
		2010	2009
	Note	$000	$000

CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		1,412	1,767
Payments to suppliers, employees and others		(15,015)	(15,494)
Receipt of government grants		—	376
Interest received		739	3,833
Finance costs		(9)	(8)
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES	9	(12,873)	(9,526)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short term investments	9	(11,250)	—
Purchase of property, plant and equipment	12	(74)	(109)
Proceeds from sale of property, plant and equipment		—	1
Payment from settlement of derivative		—	259
NET CASH FLOWS (USED IN) INVESTING ACTIVITIES		(11,324)	151

CASH FLOWS FROM FINANCING ACTIVITIES
Off market share buy-back		—	(39,420)
NET CASH FLOWS FROM FINANCING ACTIVITIES		—	(39,420)
NET INCREASE/(DECREASE) IN CASH HELD		(24,197)	(48,795)
Net foreign exchange differences		(45)	92
Cash and cash equivalents at beginning of period		28,045	76,748
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	9	3,893	28,045

The above statement of cash flows should be read in conjunction with the accompanying note

Progen Pharmaceuticals Limited
Notes to the Financial Statements
For the year ended 30 June 2010

1.     CORPORATE INFORMATION

The consolidated financial report of Progen Pharmaceuticals Limited (the Group) for the year ended 30 June 2010 was authorised for issue in accordance with a resolution of the directors on 27 August 2010.

Progen Pharmaceuticals Limited (the parent) is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange (ASX) and the United States OTCQB Market.

The nature of the operations and principal activities of the Group are described in Note 3.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards. The financial report has been prepared on a historical cost basis.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($000) unless otherwise stated under the option available to the Group under ASIC Class Order 98/100. The Group is an entity to which the class order applies.

Statement of compliance

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Boards and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

New accounting standards

Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2010. The Group’s assessment of the impact of the new standards and interpretations considered relevant to it is set out below:

i.                            AASB 8 (IFRS 8) Operating Segments

AASB 8 replaced AASB 114 Segment Reporting upon its effective date. The Group concluded that the operating segments determined in accordance with AASB 8 are the same as the business segments previously identified under AASB 114. AASB 8 disclosures are shown in note 3, including the related revised comparative information.

ii.                         AASB 101 (IAS 1) Revised Presentation of Financial Statements

As a result of the adoption of AASB 101, the Income Statement has been changed to the Statement of Comprehensive Income and the Balance Sheet has been changed to the Statement of Financial Position.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Basis of consolidation

The consolidated financial statements comprise the financial statements of Progen Pharmaceuticals Limited and its subsidiaries for each year (the Group).

Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable are considered when assessing whether a group controls another entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full.

Subsidiaries are fully consolidated from the date on which control is obtained by the Group and cease to be consolidated from the date on which control is transferred out of the Group.

Investments in subsidiaries held by Progen Pharmaceuticals Limited are accounted for at cost in the separate financial statements of the parent entity.

The acquisition of subsidiaries is accounted for using the purchase method of accounting. The purchase method of accounting involves allocating the cost of the business combination to the fair value of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition.

The discontinued operations from the prior year have been re-presented as no longer being held for sale.

Business combinations and asset acquisitions

The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the combination. Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

All identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the business combination over the net fair value of the Group’s share of the identifiable net assets acquired is recognised as goodwill. If the cost of acquisition is less than the Group’s share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the statement of comprehensive income, but only after a reassessment of the identification and measurement of the net assets acquired.

Acquisitions of entities that do not meet the definition of a business contained in AASB 3 Business Combinations (IFRS 3) are not accounted for as business combinations. In such cases the Group identifies and recognises the individual identifiable assets acquired (including those assets that meet the definition of, and recognition criteria for, intangible assets in AASB 138 Intangible Assets (IAS 38)) and liabilities assumed. The cost of the group of net assets is then allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill.

Significant accounting judgements, estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

(i) Share based payments

The costs of equity-settled transactions are measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of rights over shares is determined using a binomial model, further details of which are given in note 13. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(ii) Impairment of intangibles with definite useful lives (patents)

The Group assesses impairment of intangibles with definite useful lives at each reporting date by evaluating conditions specific to the Group and to the particular intangibles that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined.

Revenue recognition — refer note 4

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

(i) Rendering of services

Revenue from the provision of contract manufacturing services is recognised by reference to the stage of completion. Stage of completion is measured by reference to the outcome achieved to date as a percentage of the total outcome required for each contract.

(ii) Interest income

Revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Government grants — refer note 4 and 21

Government grants are recognised as revenue when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When grants are received prior to being earned, they are recognised as a liability in the statement of financial position.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the statement of comprehensive income over the expected useful life of the relevant asset by equal annual instalments.

Leases — refer note 4 and note 19

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Operating lease payments are recognised as an expense in the statement of comprehensive income on a straight-line basis over the lease term. Lease incentives are recognised in the statement of comprehensive income as an integral part of the total lease expense. There are no finance leases.

Cash and cash equivalents / short term investments — refer note 9

Cash and short-term deposits in the statement of financial position comprise cash at bank and in hand and short term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above.

Short Term Investments — refer note 9

Short term investments in the statement of financial position include a term deposit with an original maturity between 3 and 12 months.

Restricted short-term deposits

As at 30 June 2010 restricted term deposits totalling $94,000 (2009: $101,000) were held under bank guarantees relating to the Group’s leased premises.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Trade and other receivables — refer note 10

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

Intercompany receivables that are not expected to be recovered are fully provided for.

Derivative financial instruments

The Group occasionally uses derivative financial instruments (forward currency contracts) to manage the risks associated with foreign currency fluctuation. Such derivative financial instruments are initially recognised at fair value on the date on which the derivative contract is entered into and are subsequently remeasured to fair value using current forward exchange rates for contracts with similar maturity profiles.

Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss for the year.

Investment and other financial assets

Investments and financial assets in the scope of AASB 139 (IAS 39) Financial instruments: Recognition and Measurement and AASB 7 Financial instruments: Disclosure are categorised as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Designation is reevaluated at each financial year end, but there are restrictions on reclassifying to other categories.

When financial assets are recognised initially, they are measured at fair value, plus, in the case of assets not at fair value through profit or loss, directly attributable transaction costs. The only financial assets are receivables, which are subsequently measured at amortised cost, and derivatives, which are subsequently measured at fair value through profit or loss.

Recognition and Derecognition

All regular way purchases and sales of financial assets are recognised on the trade date i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place. Financial assets are derecognised when the right to receive cash flows from the financial assets have expired or been transferred.

Foreign currency translation

(i) Functional and presentation currency

The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($). The United States subsidiaries’ functional currency is United States dollars which is translated to presentation currency (see below).

(ii) Transactions & balances

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the reporting date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

(iii) Translation of Group Companies functional currency to presentation currency

The results of the United States subsidiary are translated into Australian dollars at a rate that approximates the exchange rates at the dates of the transactions, for example an average rate for the monthly period. Assets and liabilities are translated at exchange rates prevailing at balance date.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Exchange variations resulting from the translation are recognised in the foreign currency translation reserve in equity.

Income tax — refer note 6

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred income tax is provided on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

•                  when the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss; or

•                  when the taxable temporary difference is associated with investments in subsidiaries, and the timing or the reversal of the temporary difference can be controlled and it is probably that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

•                  when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•                  when the deductible temporary difference is associated with investments in subsidiaries, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

•                  when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•                  receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

Plant and equipment — refer note 11

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses.  Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Plant and equipment	5 to 10 years
Office furniture and equipment	3 to 10 years
Leasehold improvements	3 to 6 years

The assets’ residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

(i) Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset’s value in use can be estimated to be close to its fair value.

An impairment exists when the carrying value of an asset or cash-generating units exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

(ii) Derecognition and disposal

An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

Intangible assets — refer note 12

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. The cost of an intangible asset acquired as part of an asset acquisition is the consideration paid for the asset. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible assets with a finite useful life is reviewed at least each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Intangible assets — refer note 12 (cont’d)

A summary of the policy applied to the Group’s intangible assets is as follows:

Intellectual Property Rights
Useful life
Finite
Amortisation method used
Amortised over the period of expected future benefit from the related project on a straight line basis
Internally generated or acquired
Acquired
Impairment testing
Conducted when an impairment indicator arises. The amortisation method is reviewed at financial year-end.

Trade and other payables — refer note 14

Trade payables and other payables are carried at amortised cost and their fair value approximates their carrying value due to their short term nature. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

Provisions — refer note 15

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

Make good provision

Provision is made for the anticipated costs of future restoration of our leased manufacturing and corporate premises. The provision includes future cost estimates associated with the restoration of these premises to their original condition at the end of the lease term. These future cost estimates are discounted to their present value.

Employee leave benefits

(i) Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees’ services up to the reporting date. Annual leave accrued and expected to be settled within 12 months of the reporting date is recognised in current provisions. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

Progen Pharmaceuticals Limited
Notes to the Financial Statements
For the year ended 30 June 2010

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Share-based payment transactions — refer note 13

(i) Equity-settled transactions:

The Group provides benefits to employees (including senior executives) and consultants of the Group in the form of share-based payments, whereby employees and consultants render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of rights over shares is determined using a binomial, or other appropriate model, further details of which are given in note 13. The fair value of shares is determined by the market value of the Group’s shares at grant date.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Group (market conditions) if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects

(i) the extent to which the vesting period has expired; and

(ii) the Group’s best estimate of the number of equity instruments that will ultimately vest.

No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Contributed equity — refer note 16

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Earnings per share — refer note 7

Basic earnings per share is calculated as net profit attributable to members of the Group, adjusted to exclude any costs of servicing equity, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members of the Group, adjusted for:

•             costs of servicing equity;

•             the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

•             other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Segment reporting — refer note 3

A business segment is a distinguishable component of the entity that is engaged in providing products or services that are subject to risks and returns that are different to those of other operating business segments and is regularly reviewed by the chief operating decision maker.

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability or resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefit from the related project. There are no capitalised development costs.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

3.     OPERATING SEGMENTS

The Group operates in the biotechnology industry. The Group’s activities comprise the research, development, and manufacture of biopharmaceuticals. The operating segments are identified by executive management (chief operating decision makers) based on the nature of the activity.

The operating segments are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. There are no intersegment transactions.

Operating segments 2010	Research & Development $000	Manufacturing $000	Total $000

Operating revenue
Sales to external customers	—	1,973	1,973
Total segment revenue	—	1,973	1,973

Unallocated revenue (Interest income)	—	—	739
Total revenue			2,712

Segment result	(5,092)	(53)	(5,145)

Corporate and administrative costs (includes unallocated other income)	—	—	(8,006)
Impairment loss	(2,644)	—	(2,644)
Other expenses	—	—	(44)
Operating loss			(15,839)

2010
Assets
Segment assets	170	380	550
Cash and cash equivalents	—	—	15,143
Other assets	—	—	1,491
Total assets			17,184

Liabilities
Segment liabilities	619	168	787
Unallocated liabilities	—	—	1,380
Total liabilities			2,167

Other segment information
Acquisition of property, plant & equipment, and other non-current assets	3	56	59
Unallocated acquisition of property, plant & equipment, and other non-current assets	—	—	15
Depreciation and amortisation	57	163	220
Unallocated depreciation and amortisation	—	—	432

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

3.     OPERATING SEGMENTS (cont’d)

Operating segments 2009	Research & Development $000	Manufacturing $000	Total $000

Operating revenue
Sales to external customers	—	1,724	1,724
Total segment revenue	—	1,724	1,724

Unallocated revenue	—	—	3,216
Total revenue			4,940

Segment result	(6,966)	41	(6,925)

Unallocated revenues & expenses	—	—	1,458
Operating loss			(5,467)

2009
Assets
Segment assets	3,273	498	3,771
Cash and cash equivalents	—	—	28,045
Unallocated assets	—	—	846
Total assets			32,662

Liabilities
Segment liabilities	870	142	1,012
Unallocated liabilities	—	—	860
Total liabilities			1,872

Other segment information
Acquisition of property, plant & equipment, and other non-current assets	6	98	104
Unallocated acquisition of property, plant & equipment, and other non-current assets	—	—	5
Depreciation and amortisation	440	240	680
Unallocated depreciation and amortisation	—	—	80

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

4.     REVENUE AND EXPENSES

	Consolidated
	2010	2009
	$000	$000

(a) Revenue
Manufacturing services revenue	1,973	1,724
Interest revenue	739	3,216
Total revenue from continuing operations	2,712	4,940

(b) Other income
Government grants	—	83
Gain on derivatives	—	508
Net foreign exchange gain	—	6,150
Other	150	111
Total other income	150	7,021

(c) Finance cost
Other loans	—	4
Make good provision discount adjustment	3	3
Total finance costs	3	7

(d) Depreciation, amortisation and foreign exchange differences included in the statement of comprehensive income
Depreciation	292	401
Amortisation of intellectual property rights	360	359
Net foreign exchange loss	498	—
	1,150	605

(e) Lease payments and other expenses included in the statement of comprehensive income

Minimum lease payments — operating leases	495	552

(f) Employee benefit expenses
Wages and salaries	2,837	3,370
Long service leave provision	22	88
Share-based payment expense	22	38
	2,881	3,496

(g) Other expenses

Bad debt expense	83	—
Payment to Medigen - legal settlement	1,800	—
	1,883	—

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

5.     PARENT ENTITY DISCLOSURE

Pursuant to Schedule1 Amendments of the Corporations Amendment regulations 201 (No. 6), below is a summary of the parent entity’s operations for the year ended 30 June 2010:

	Parent
	2010	2009
	$000	$000

Current assets	15,650	27,583
Total assets	16,723	32,273
Current liabilities	1,577	1,301
Total liabilities	1,762	1,498
Shareholders’ equity
Contributed equity	152,217	152,217
Options reserve	3,281	3,260
Accumulated losses	(140,537)	(124,703)
	14,961	30,775

Comprehensive Income	(15,834)	(7,353)
Contingent liabilities	29,979	33,721
Contractual commitments	878	995

6.     INCOME TAX

	Consolidated
	2010	2009
	$000	$000

The prima facie tax, using tax rates applicable in the country of operation, on loss before income tax differs from the income tax provided in the financial statements as follows:
Prima facie tax on loss before income tax @ 30%	(4,752)	(1,640)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
- Non deductible items	1,352	22
- Temporary differences	(127)	483
- Foreign currency gain / (loss)	2,042	(3,051)
- External doubtful debt	25	—
- Additional deduction for research and development expenditure	—	(458)
Income tax benefit adjustment related to understatement of prior year true up	(265)	(663)
Foreign tax rate adjustment	(288)	(462)
Income tax benefit attributable to current year losses	(2,013)	(5,769)
Deferred tax asset not brought to account as realisation of the asset is not regarded as probable	2,013	5,769
Income tax attributable to operating loss	—	—

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

6.     INCOME TAX (cont’d)

	2010	2009
	$000	$000
Deferred income tax
Deferred income tax at 30 June relates to the following:
Deferred tax liabilities
Interest on short-term investments	(22)	(5)
Unrealised foreign currency gain	—	(1,896)
Deferred tax assets
Unrealised foreign currency loss	146	—
Bad debts provision	25	—
Sundry creditors and accruals	272	78
Depreciation	200	188
Employee entitlements	104	95
Make good obligation	48	47
Share issue transaction costs	745	1,274
Patent costs	373	304
Other costs not yet deductible	1,152	—
Losses available for offset against future taxable income	48,682	43,556
Deferred tax asset	48,682	43,641
Net deferred tax asset not recognised	(48,682)	(43,641)
Net deferred income tax assets	—	—

The benefit of the deferred tax asset will only be obtained if:

(i)    future assessable income of a nature and of an amount sufficient to enable the benefit to be realised is generated

(ii)   the conditions for deductibility imposed by tax legislation continue to be complied with; and

(iii)  no changes in tax legislation adversely affect the Group in realising the benefit.

The Group has tax losses arising in Australia of $142,672,000 (2009: $137,871,000) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules.

The Company has US federal and state net operating loss carry-forwards of approximately US$7,100,000 and US$3,500,000, which have a carry forward period between 2028 — 2029 are available a maximum of 20 years, subject to a continuity of ownership test.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

7.     EARNINGS/(LOSS) PER SHARE

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Consolidated
	2010	2009
	$000	$000

Loss used in calculating basic earnings/(loss) per share	(15,839)	(5,467)

	Number of	Number of
	Shares	Shares

Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	24,709,097	54,481,888

Basic and diluted earnings/(loss) per share (cents per share)	(64.1)	(10.0)

Basic loss per share amounts are calculated by dividing the net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary share that would be issued on conversion of all dilutive potential ordinary shares into ordinary shares.

There are 1,459,000 options that have been excluded because the loss position makes any potential ordinary share anti-dilutive.

8.     DIVIDENDS PAID AND PROPOSED

The entity has not declared or paid dividends and does not anticipate declaring or paying any dividends in the immediate term.

9.     CURRENT ASSETS - CASH AND CASH EQUIVALENTS / SHORT TERM INVESTMENTS

	Consolidated
	2010	2009
Cash and cash equivalents	$000	$000

Cash at bank and in hand	3,893	12,509
Short-term deposits	—	15,536
Cash and cash equivalents	3,893	28,045

	Consolidated
	2010	2009
Short-term investments	$000	$000

Term Deposit (4 month maturity)	11,250	—
Short Term Investments	11,250	—

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one month and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Short-term investments are made for periods of 3 to 12 months depending on the cash requirements of the Group and consideration of term deposit rates.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

9. CURRENT ASSETS - CASH AND CASH EQUIVALENTS (cont’d)

	Consolidated
	2010	2009
	$000	$000
Reconciliation of net loss after tax to net cash flows from operations
Net loss	(15,839)	(5,467)
Adjustments for:
Depreciation	292	401
Make good provision	3	3
Amortisation of Intellectual Property rights	361	359
Impairment of Intellectual Property rights	2,644	—
Share options expensed	22	38
Net fair value loss / (gain) on derivatives	—	(508)
Net loss on disposal of property, plant and equipment	1	3

Changes in assets and liabilities
(Increase)/decrease in trade and other receivables	(709)	428
(Increase)/decrease in prepayments	57	(150)
(Increase)/decrease in government grants	—	293
(Decrease)/increase in trade and other payables	250	(4,816)
(Decrease)/increase in provisions	45	(110)
Net cash used in operating activities	(12,873)	(9,526)

10. TRADE AND OTHER RECEIVABLES

	Consolidated
	2010	2009
Current	$000	$000
Trade receivables	189	73
Other receivables (i)	813	221
Total current trade and other receivables	1,002	294

(i) Other receivables are non-interest bearing and are generally on 30-90 day terms. Balance also includes accrued sales not yet billed which account for $786,000 (2009: nil)

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

11. NON-CURRENT ASSETS - PLANT & EQUIPMENT

	Consolidated
	1 July 2009 $000	Translation Adjustment	Additions $000	Disposals $000	Depreciation $000	30 June 2010 $000
Plant & equipment
At cost	4,733	—	48	—	—	4,781
Accumulated depreciation	(4,092)	—	—	—	(197)	(4,289)
	641	—	48	—	(197)	492
Office equipment
At cost	554	—	26	(353)	—	227
Acquisition of assets	27	—	—	—	—	27
Translation adjustment	7	(2)	—	—	—	5
Accumulated depreciation	(471)	—	—	352	(62)	(181)
	117	(2)	26	(1)	(62)	78
Leasehold improvements
At cost	852	—	—	—	—	852
Accumulated depreciation	(729)	—	—	—	(33)	(762)
	123	—	—	—	(33)	90
TOTAL	881	(2)	74	(1)	(292)	660

	Consolidated
	1 July 2008 $000	Translation Adjustment	Additions $000	Disposals $000	Depreciation $000	30 June 2009 $000
Plant & equipment
At cost	4,931	—	103	(301)	—	4,733
Accumulated depreciation	(4,110)	—	—	301	(283)	(4,092)
	821	—	103	—	(283)	641
Office equipment
At cost	567	—	6	(19)	—	554
Acquisition of assets	27	—	—	—	—	27
Translation adjustment	—	7	—	—	—	7
Accumulated depreciation	(404)	—	—	15	(82)	(471)
	190	7	6	(4)	(82)	117
Leasehold improvements
At cost	852	—	—	—	—	852
Accumulated depreciation	(693)	—	—	—	(36)	(729)
	159	—	—	—	(36)	123
TOTAL	1,170	7	109	(4)	(401)	881

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

12. NON-CURRENT ASSETS - INTANGIBLE ASSETS

Intellectual property rights

As at 30 June

Reconciliation of carrying amount at the beginning and end of the period:

	Consolidated
	2010	2009
	$000	$000
Opening balance net of accumulated amortisation	3,005	3,364
Amortisation	(361)	(359)
Impairment loss	(2,644)	—
At 30 June net of accumulated amortisation	—	3,005

	Consolidated
	2010	2009
	$000	$000
Cost (gross carrying amount)	3,515	3,515
Accumulated amortisation	(871)	(510)
Impairment loss	(2,644)	—
Net carrying amount	—	3,005

Intellectual property rights were acquired through a business combination and are carried at cost less accumulated amortisation. This intangible asset had been determined to have a useful life until 15 October 2017, which is the patent expiry of the lead compound acquired through the acquisition of CellGate, Inc. and has been amortised using the straight line method since the date of acquisition. The amortisation has been recognised in the statement of comprehensive income within the line item “administrative and corporate expenses”.

During the second half of the 2010 financial year, Progen undertook a strategic review of its assets and the decision was made to divest the CellGate assets to focus on Progen’s core competencies — dual mechanism oncology products.  Following the decision to divest these assets, the company impaired the full value of the intangible asset due to uncertainty surrounding the realisation amount.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

13. SHARE BASED PAYMENTS

(a) Employee option plan

The Progen Directors and Employee Option Incentive Plan (“the Employee Plan”) was last approved by shareholders at the 2007 annual general meeting.

Options granted to Company employees are issued under the Employee Plan.  Options are granted under the Employee Plan for no consideration and once capable of exercise entitle the holder to subscribe for one fully-paid ordinary share upon exercise at the exercise price. The exercise price, except for the 1,000,000 options granted to the CEO, is based on the weighted average closing price at which the Group’s shares are traded on the Australian Securities Exchange during the five trading days immediately before they are granted.

Options granted under the Employee Plan that have not vested at the time an option holder becomes ineligible (i.e. no longer an employee), are forfeited and not capable of exercise. When an option holder becomes ineligible and the options have already vested then the option holder has 3 months to exercise or they expire. Options must be exercised by the expiry dates or they lapse. The vesting period is 12 months of service from the grant date.

At 30 June 2010 there were 1,439,000 (2009: 1,095,000) options over ordinary shares outstanding.

(b) Options issued to the Chief Executive Officer

During 2010, the company issued 1,000,000 new options to the Chief Executive Officer. The Options vest upon fulfilment of the following share market price conditions:

•                  166,667 options vest if the 30 day VWAP exceeds the share price of $0.65 at the first anniversary of the commencement date;

•                  166,667 options vest if the 30 day VWAP exceeds the share price of $0.80 at the second anniversary of the commencement date;

•                  166,667 options vest if the 30 day VWAP exceeds the share price of $0.95 at the 3rd anniversary date;

•                  250,000 share options to vest at end of year 4 provided the 30 day VWAP exceeds 1.05 on the first anniversary of the Commencement Date; and

•                  250,000 share options to vest at end of year 5 provided the 30 day VWAP exceeds 1.15 on the second anniversary of the Commencement Date.

(c) Consultant option plan

On 16 February 2005 the Directors approved the Progen Consultants and Advisors Option Incentive Plan (‘the Consultant Plan”). The Consultant Plan rules are consistent with the Employee Plan rules, in that the consultants provide similar services to employees so the awards are accounted for in the same way as employee awards and the options vest over 12 months.

Information with respect to the number of all options granted is as follows:

	2010		2009
		Weighted		Weighted
		average		average
		exercise		exercise
	Number of	price	Number of	price
	options	$	options	$
Beginning of the financial year	1,115,000	3.54	2,669,000	5.39
- granted(1)	1,000,000	0.95	—	—
- forfeited	—	—	(127,500)	3.61
- expired	(656,000)	3.82	(1,426,500)	6.05
- exercised	—	—	—	—
Balance at end of year	1,459,000	2.56	1,115,000	3.54
Exercisable at end of year	459,000	6.08	1,085,000	3.56

(1) The weighted average fair value at the grant date in the 2010 financial year was $0.20 (2009: nil).

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

13. SHARE BASED PAYMENTS (cont’d)

The following table summarises information about all options outstanding at 30 June 2010:

		Balance beginning of year		Balance end of year
					Average
			Average		option
			option		exercise
		Number of	exercise price	Number of	price
Grant date	Expiry date	options	$	options	$
29 August 2006	29 August 2011(1)	30,000	2.79	24,000	2.79
30 November 2006	1 March 2011	166,667	7.80	—	—
30 November 2006	1 March 2011	166,667	2.59	—	—
30 November 2006	1 March 2011	166,666	1.07	—	—
25 January 2007	25 January 2010	20,000	5.42	—	—
14 September 2007	13 September 2012(2)	440,000	3.61	310,000	3.61
1 February 2008	1 February 2013	100,000	2.22	100,000	2.22
10 March 2008	10 March 2013	25,000	1.42	25,000	1.42
29 March 2010	29 March 2015(3)	—	—	166,667	0.65	(3)
29 March 2010	29 March 2015(3)	—	—	166,667	0.80	(3)
29 March 2010	29 March 2015(3)	—	—	166,666	0.95	(3)
29 March 2010	29 March 2015(3)	—	—	250,000	1.05	(3)
29 March 2010	29 March 2015(3)	—	—	250,000	1.15	(3)
		1,115,000		1,459,000

(1) 6,000 options expired during the year. For this tranche of options, when an employee resigns the non-vested options immediately vest and then expire 3 months from the resignation date.

(2) 130,000 options expired during the year. When an employee resigns the vested options expire 3 months from the resignation date.

(3) Options vest upon fulfilment of share market price conditions; i.e, 30 day VWAP exceeds the share prices of $0.65 in Yr 1, $0.80 in Yr 2, $0.95 in Yr 3, $1.05 in Yr 4; and $1.15 in Yr 5.

The fair value of the equity-settled share options granted under the option plans is estimated as at the date of grant using a binomial or other appropriate model taking into account the terms and conditions upon which the options were granted.

Fair value of shares issued on exercise of options is estimated to be the market price of shares of Progen Pharmaceuticals Limited on the ASX as at the close of trading on their respective issue dates.

The following table lists the weighted average inputs to the model used for the year ended 30 June 2010 (2009: nil).

	2010	2009
Expected volatility	89.0%	—
Risk-free rate average	5.5%	—
Expected life average (years)	5 years	—
Dividend yield	—	—
Weighted average exercise price	$0.95	—
Share price at grant date	$0.52	—

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of options granted were incorporated into the measurement of fair value.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

14. CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

	Consolidated
	2010	2009
	$000	$000
Trade creditors (i)	260	654
Other creditors (ii)	1,423	779
	1,683	1,433

Australian dollar equivalents

Australian dollar equivalent of amounts payable in foreign currencies - $772,600 (2009: $504,000).

Terms and conditions

Terms and conditions relating to the above financial instruments:

(i)             Trade creditors are non-interest bearing and are normally settled on 30 day terms.

(ii)          Other creditors are non-interest bearing and have a term between 30 days and 12 months. Balance includes abandonment/obligation fee of $467,000 (2009: nil) for the divestment transaction dealings.

15. PROVISIONS

Make good provision

In accordance with the lease agreement terms, the parent must restore its leased premises situated at Darra, Brisbane and Toowong, Brisbane to their original condition at the end of the lease term. For the Darra premises the parent provided nil in the year 2010 as the provision has reached the full estimated cost to restore the facility, i.e. $128,668 (fully provided in 2007). For the Toowong premises a provision of $3,000 was amortised during this financial year (2009: $3,000).

Due to the long-term nature of the liability, the greatest uncertainty in estimating the provision is the costs that will ultimately be incurred. The provision has been calculated using a discount rate of 10 percent.

Long service leave provision

Refer to note 2, Employee leave benefits for the relevant accounting policy and a discussion of the significant estimates and assumptions applied in the measurement of this provision.

	Consolidated
	2010	2009
	$000	$000
Make good provision	160	157

Employee benefits provision
Long service leave	120	97
Annual leave	204	185
	324	282
	484	439

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

15.  PROVISIONS (cont’d)

Movement in provision

	Make	Long
	good	service
	provision	leave	Annual leave	Total
	$000	$000	$000	$000
Consolidated
At 1 July 2009	157	97	185	439
Arising during the year	—	23	110	133
Amortised	3	—	—	3
Utilised	—	—	(91)	(91)
At 30 June 2010	160	120	204	484

Current 2010	—	76	204	280
Non-current 2010	160	44	—	204
	160	120	204	484

Current 2009	—	44	185	229
Non-current 2009	157	53	—	210
	157	97	185	439

16.  CONTRIBUTED EQUITY

	Consolidated
	2010	2009
	$000	$000
a) Issued and paid up capital
Ordinary shares fully paid	152,217	152,217

b) Movements in shares on issue

	2010		2009
	Number of		Number of
	shares	$000	Shares	$000
Beginning of the financial year	24,709,097	152,217	60,393,891	191,357
Issued during the year:
- equity issued as part of CellGate acquisition (note 20)	—	—	151,240	280
less transaction costs
Off market share buy-back	—	—	(35,836,034)	(39,420)
End of the financial year	24,709,097	152,217	24,709,097	152,217

c) Share options

At 30 June 2010 there were a total of 1,459,000 (2009: 4,085,538) unissued ordinary shares in respect of which options were outstanding, comprising of:

Unlisted Share Options

(i) Employee and executive share incentive scheme:

During the 2010 financial year, options for 1,000,000 ordinary shares were granted to the Chief Executive Officer.

There were a total of 1,439,000 options over ordinary shares outstanding under the employee incentive scheme (2009: 1,095,000).

Refer to note 13 for more detail on unlisted options.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

16.  CONTRIBUTED EQUITY (cont’d)

Listed Share Options

(ii) Rights entitlements offer

In its prospectus dated 10 May 2007, Progen invited applications by way of 1 for 9 non-renounceable entitlement offer for 5,941,343 new shares at $5.74 per share with one free option for each two new shares. The exercise price of the options was $8.40. The options expired on 28 May 2010.

17.  ACCUMULATED LOSSES AND RESERVES

Accumulated losses

Movement in accumulated losses were as follows:

	Consolidated
	2010	2009
	$000	$000
Balance 1 July	(124,727)	(119,260)
Net loss	(15,839)	(5,467)
Balance 30 June	(140,566)	(124,727)

Reserves

Employee reserve

The employee reserve is used to record the value of share based payments provided to employees, including key management personnel, as part of their remuneration. The reserve also includes options issued to consultants and to Medigen.

	Consolidated
Employee reserve	2010	2009

Balance 1 July	3,261	3,223
Employee option expense	22	38
Balance 30 June	3,283	3,261

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Foreign currency translation	Consolidated
reserve	2010	2009

Balance 1 July	39	(61)
Foreign currency translation	44	100
Balance 30 June	83	39

Total Reserves	3,366	3,300

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

18.  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash and short-term deposits.

The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the Group’s financial risk management policy. The objective of the policy is to support the delivery of the Group’s financial targets whilst protecting future financial security.

The Group enters into derivative transactions, principally forward currency contracts from time to time. The purpose is to manage the currency risk arising from the Group’s operation and its sources of finance. The main risks arising from the Group’s financial instruments are cash flow interest rate risk, foreign currency risk and credit risk. The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange rates and assessments of market forecasts for interest rate and foreign exchange. Ageing analyses is undertaken to manage credit risk.

Alternatively, and depending on cash flow, the Group may also simply procure the required amount of foreign currency to mitigate the risk of future obligations.

The Board reviews and agrees policies for managing each of these risks which are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

Credit risk

The Group trades only with recognised, creditworthy third parties. All receivables, including other receivables and except for intercompany receivables, are current.

The Group’s exposure to external bad debts is not significant. All the Group’s material cash balances are with a large national Australian bank. Although there is a significant concentration of risk with one bank this is a strong credit rated bank that is not exposed to the US banking market risks.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of project research utilising an optimal combination of equity funding and available credit lines. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities. The Group has no financial liabilities due after twelve months.

Liquid non-derivative assets comprising cash and receivables are considered in the Group’s overall liquidity risk. The Group ensures that sufficient liquid assets are available to meet all the required short-term cash payments.

All of the group’s short term investments are Level 2 financial instruments as per AASB 7.

The table below reflects all financial liabilities as of 30 June 2010. For derivative financial instruments the market value is presented, whereas for the other obligations the undiscounted cash flows are presented. Cash flows for financial assets and liabilities without fixed amounts or timing are based on the conditions existing at 30 June 2010. The Group had no derivative financial instruments at 30 June 2010.

The remaining contractual maturities of the Group’s financial liabilities are:

	Consolidated
	2010	2009
	$000	$000
12 months or less	3,195	3,879

Foreign currency risk

At 30 June 2010, the group held US$185,000 (2009: US$3,900,000) in cash deposits.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

18.  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

At 30 June 2010, the Group had the following exposure to US$ currency:

	Consolidated
	2010	2009
	$000	$000
Financial assets
Cash and cash equivalents	172	4,897

Financial liabilities
Trade and other payables	787	504

Net exposure	(615)	4,393

At 30 June 2010, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss		Equity
	(Higher)/Lower		Higher/(Lower)
	2010	2009	2010	2009
	$000	$000	$000	$000
Consolidated
AUD/USD + 10% (2009: +20%)	56	(732)	—	—
AUD/USD - 10% (2009: - 15%)	(68)	775	—	—

The sensitivity is lower in 2010 than 2009 due to significant reduction in USD cash and cash equivalents in 2010. The sensitivity analysis for the foreign currency exposure was determined based on historical movements over the past two years.

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash and short-term deposits. These deposits are held to fund the Group’s ongoing and future drug development activities. Cash at bank of $3.8 million earns interest at floating rates based on daily and “at call” bank deposit rates. Short term deposits of $11.2 million are made for varying periods of between three to four months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. Refer note 9 for details on the Group’s cash and cash equivalents at 30 June 2010.

The following sensitivity analysis is based on the weighted average interest rates applicable to the Group’s cash and short-term deposits in existence at the reporting date.

At 30 June 2010, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss		Equity
	(Higher)/Lower		Higher/(Lower)
	2010	2009	2010	2009
	$000	$000	$000	$000
Consolidated
+ 2.0% / 200 basis points (2009: + 1.5%)	30	421		—
- 1.0% / 100 basis points (2009: - 0.5%)	(15)	(140)		—

The 2010 sensitivity is based on a significantly lower cash balance due primarily to significant reduction in cash and cash equivalents in 2010. Following the significant fall in interest rates during 2009-10, the potential upside in interest rates has been increased over the prior year analysis, thereby increasing sensitivity. The sensitivity in interest rates were determined based on historical movements over the past two years and management expectations of reasonable movements.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

18.  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

Investments

Investments are made in accordance with a Board approved Investment Policy. Investments are typically in bank bills and investment grade commercial paper. Policy stipulates the type of investment able to be made.  The objective of the policy is to maximise interest income within agreed upon creditworthiness criteria.

Maturity analysis of financial assets and liabilities based on management’s expectation

The risk implied from the values shown in the table below, reflects a balanced view of cash inflows and outflows. Trade payables and receivables are considered in the Group’s overall liquidity risk.

				Total carrying	Weighted
				amount as per	average
			More	the statement	effective
	1 year or	Over 1 to	than 5	of financial	interest
Consolidated	less	5 years	years	position	rates
Financial instruments 2010	$000	$000	$000	$000%

Consolidated financial assets
Cash and cash equivalents	3,893	—	—	3,893	5.6
Short-term investments	11,250	—	—	11,250	5.6
Trade and other receivables	1,002	—	—	1,002
Security deposit	379	—	—	379	5.1
	16,524	—	—	16,524

Consolidated financial liabilities
Trade and other payables	1,619	—	—	1,620	—
	1,619	—	—	1,620
Net maturity	14,905	—	—	14,904

				Total carrying	Weighted
				amount as per	average
			More	the statement	effective
	1 year or	Over 1 to	than 5	of financial	interest
	less	5 years	years	position	rates
Financial instruments 2009	$000	$000	$000	$000%

Consolidated financial assets
Cash and cash equivalents	28,045	—	—	28,045	3.2
Trade and other receivables	294	—	—	294	—
Security deposit	100	—	—	100	4.1
	28,439	—	—	28,439

Consolidated financial liabilities
Trade and other payables	1,433	—	—	1,433	—
	1,433	—	—	1,433
Net maturity	27,006	—	—	27,006

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

19.  EXPENDITURE COMMITMENTS

(a) Expenditure commitments

The following expenditure commitments had been contracted but not provided:

Preclinical research study agreements

During the financial year 2010, the Group entered into various preclinical research study agreements. The committed value of these agreements for the next financial year is $116,476 (2009: $38,000).

Insurance premium

In June 2010 the Group committed to paying the comprehensive insurance premium for the year ended 30 June 2011. The total value of these premiums is $391,000 (2009: $432,000).

Consultant agreements

During the financial year 2010 the Group entered into various consultant agreements with a committed value of $144,000 for the next financial year (2009: $48,000).

Purchases and leases

At the end of the financial year 2010 the Group ordered goods and services with a total value of $198,130 which had not been delivered by 30 June 2010 (2009: $256,000).

License Agreements

At the end of the financial year 2010 the Group signed a license agreement with Medigen Biotechnology Corp to exclusively develop, manufacture, market, and sublease the PI-88 product. A condition of the license is for PGL to provide reasonable assistance to MBC in relation to chemical, manufacturing or control (CMC) issues to a total value of $150,000 (2009: nil).

	Consolidated
	2010	2009
	$000	$000
Future expenditure commitments not provided for in the financial statements and payable:
- not later than one year:

Research agreements	116	38
Consultant agreements	144	48
Insurance premium	391	432
Purchases	12	33
License agreements	150	—
Total not later than one year	813	551
- later than one and not longer than five years:	—	—
Total expenditure commitments	813	551

(b) Non-cancellable operating lease commitments
Future operating lease commitments not provided for in the financial statements and payable:
Minimum lease payments
Total not later than one year	186	223
- later than one and not longer than five years:	—	—
- aggregate lease expenditure contracted for at balance date	186	223

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

19.  EXPENDITURE COMMITMENTS (cont’d)

(c) Clinical trials

	Consolidated
	2010	2009
	$000	$000
Clinical trials
- not later than one year:
PI-88 phase 2b Melanoma trial	—	233
PG11047 phase 1 trial	663	1,349
	663	1,582
- later than one and not longer than five years:
PG11047 phase 1 trial	—	90
	—	90

20.  EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

	Consolidated
	2010	2009
	$000	$000
The aggregate employee entitlement liability is comprised of:
Accrued wages, salaries and on-costs	35	54
Provisions (current)	280	229
Provisions (non-current)	204	210
	519	493

Superannuation

The parent makes no superannuation contributions other than the statutory superannuation guarantee levy. The Group does not operate a defined benefit plan on behalf of its employees.

The parent contributed $248,196 on behalf of employees to superannuation funds for the year ended 2010. (2009: $228,397).

21.  CONTINGENT LIABILITIES AND ASSETS

Government grants

The Group has received two separate Australian Government research grants: a R&D Start Grant, which has been completed, and a R&D Commercial Ready Grant. The Government may require the Group to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:

a)              The Group fails to use its best endeavours to commercialise the relevant grant project within a reasonable time of completion of the project;

b)             Upon termination of a grant and/or at the Government’s discretion;

c)              Overpayment by the government;

d)             The Group spends the fund other than in accordance with the grant deed.

The Group continues the development and commercialisation of projects funded by these grants. The total amount received under the Start Program was $3.1 million. The total amount received under the Commercial Ready Program was $2.972 million. Both grants are now complete.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

21.  CONTINGENT LIABILITIES AND ASSETS (cont’d)

2008 Acquisition of CellGate, Inc.

On 4 February 2008, Progen executed a Definitive Agreement to acquire 100% of the voting shares of CellGate, Inc. (“CellGate”), a privately-held biotechnology company based in the U.S. with oncology assets based on epigenetic and polyamine inhibition. CellGate’s assets include a lead product candidate in Phase 1 and multiple pre-clinical compounds.

Milestone payments of up to US$19.5 million, payable to the CellGate shareholders in Progen shares (to the extent permissible without shareholder approval) and/or cash, are to be made upon the achievement of certain clinical and regulatory milestones in respect of the assets of CellGate. To the extent the milestones are met and Progen shares are required to be issued, the number of shares to be issued will be calculated by reference to a volume weighted average price of Progen shares for the 30 trading days immediately before the date on which the relevant milestones are reached.

In addition, CellGate had existing milestone commitments to SLIL Biomedical Corp and the Wisconsin Alumni Research Foundation (WARF) which were honoured by Progen at the time of acquisition. If achieved in full, the SLIL Biomedical Corp milestone payments amount to US$2.637 million.  The WARF milestones, totalling US$1.000 million are “negative milestones” that are payable only if the compound has not progressed to a certain point at defined points in time. The first of these negative milestones comes into effect at the end of March 2011.

It is not probable that milestone payments will be made to the CellGate, SLIL and WARF vendors as the company is actively seeking to divest the assets to which the milestone payments pertain. No provision has been recognised for the milestones because the achievement of the milestone is not currently sufficiently advanced to be considered probable.

License of muparfostat (formerly PI-88) to Medigen Biotechnology Corporation

On 29 June 2010, the Company executed a binding agreement with Medigen Biotechnology Corporation (Medigen) for the global licensing of muparfostat, the group’s lead anti-cancer product formerly known as PI-88. The agreement is an exclusive worldwide License and Collaboration agreement with sub license rights for the commercialisation of PI-88 for the therapeutic and prophylactic treatment of cancer. PharmaSynth will provide manufacturing support to Taiwan-based Medigen to develop muparfostat with an initial focus on Taiwan and China.

The licence agreement provides for royalty payments on muparfostat sales as well as milestone payments at certain points in the product’s development.

22.  SUBSEQUENT EVENTS

No significant events have occurred after the balance date.

23.  AUDITORS’ REMUNERATION

	Consolidated
	2010	2009
	$	$
Amounts received or due and receivable by Ernst & Young for:
(a) Audit or review of the financial reports of the entity
- The Australian financial report of the entity	149,500	175,500
- The US financial report of the entity	60,000	80,000
- Grant audit	—	—
(b) Other audit services in relation to the entity
- Sarbanes-Oxley internal control audit SOX(1)	54,000	15,000
	263,500	270,500

(1) Based on the work performed prior to the passing of the Dodd-Frank Act which ceased the requirement for the Group’s auditors to attest to and report on management’s assessment of the internal control environment s404(b) of the Sarbanes-Oxley Act.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

24.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES

(a) Remuneration of directors and key management personnel

	2010	2009
	$	$
Short term cash benefits	1,596,853	1,687,790
Post-employment benefits	148,658	149,973
Share-based payments	19,133	86,890
Termination payments	245,000	122,019
Total key management personnel compensation	2,009,644	2,046,672

(b) Option holdings of key management personnel

	Balance at				Balance at
	beginning				end of
	of period			Options	period	At 30 June 2010
	1 July	Granted as	Options	forfeited /	30 June	Total	Total Non-
Directors	2009	remuneration	exercised	expired	2010	Vested	Vested
S. Chang(1)	41,014	—	—	(41,014)	—	—	—
T. J. Homburg(2)	501,389	—	—	(501,389)	—	—	—
S. B. James(3)	—	—	—	—	—	—	—
J. Chiplin(3)	—	—	—	—	—	—	—
J. Cherrington(3)	—	—	—	—	—	—	—
T. J. Burt(4)	—	—	—	—	—	—	—
H. Tang(4)	—	—	—	—	—	—	—
Dr. P. Lin(5)	—	—	—	—	—	—	—
G. Schooley(6)	—	—	—	—	—	—	—
J. Lin(7)	—	—	—	—	—	—	—

Executives
L. Marton	100,000	—	—	—	100,000	100,000	—
P. Dixon	—	—	—	—	—	—	—
S. MacLeman(8)	—	1,000,000	—	—	1,000,000	—	1,000,000
Total	642,403	1,000,000	—	(542,403)	1,100,000	100,000	1,000,000

(1)          Resigned 1 July 2009

(2)          Terminated 18 November 2009

(3)          Appointed 1 July 2009

(4)          Appointed 17 July 2009

(5)          Appointed 30 November 2009

(6)          Appointed 1 July 2009 but resigned 30 November 2009

(7)          Appointed 17 July 2009 but resigned 30 November 2009

(8)          Appointed 6 April 2010

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

24.       DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(c) Shareholdings of key management personnel

Ordinary shares held in
Progen Pharmaceuticals	Balance	On exercise of	Net change	Balance
Limited	1 July 09	options	other	30 June 10

Directors
S. Chang(1)	220,300	—	—	220,300
T.J. Homburg(2)	52,778	—	—	52,778
S. B. James(3)	—	—	—	—
J. Chiplin(3)	—	—	—	—
J. Cherrington(3)	—	—	—	—
T. J. Burt(4)	—	—	—	—
Dr. H. Tang(4)	1,500	—	—	1,500
Dr. P. Lin(5)	—	—	—	—
G. Schooley(6)	7,434	—	—	7,434
J. Lin(7)	5,923	—	—	5,923

Executives
L. Marton	—	—	—	—
P. Dixon	—	—	—	—
S. MacLeman(8)	—	—	—	—
Total	287,935	—	—	287,935

(1) Resigned 1 July 2009

(2) Terminated 18 November 2009

(3) Appointed 1 July 2009

(4) Appointed 17 July 2009

(5) Appointed 30 November 2009

(6) Appointed 1 July 2009, resigned 30 November 2009

(7) Appointed 17 July 2009, resigned 30 November 2009

(8) Appointed 6 April 2010

(d) Subsidiaries

On 2 July 2008 the Company spun-out its manufacturing business as a wholly owned subsidiary company, PharmaSynth Pty Ltd.  Progen transferred $628,000 net book value worth of plant and equipment into Pharmasynth Pty Ltd on this date. On 29 June 2009 Progen transferred the rights of the intellectual property for PI-88 to PharmaSynth at book value which was nil as the research and development had been expensed as incurred.

The consolidated financial statements include the financial statements of Progen Pharmaceuticals Limited and the subsidiaries listed in the following table:

	Country of	% Equity Interest		Investment ($000)
Name	Incorporation	2010	2009	2010	2009

Progen Pharmaceuticals Inc.	United States	100	100	3,278	3,278
Pharmasynth Pty Ltd	Australia	100	100	536	536

Term and conditions of transactions with subsidiary

The company has intercompany receivables relating to the subsidiaries. Intercompany receivables are loans funding intercompany operations with no specific repayment terms and are therefore unlikely to be repaid in 12 months. The loan is an interest bearing loan with 7.40% p.a. interest. Intercompany balances with Progen Pharmaceuticals Inc. have been fully provided for.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2010

In accordance with a resolution of the directors of Progen Pharmaceuticals Limited, we state that:

(1)                                 In the opinion of the directors:

(a)         The financial report and the additional disclosures included in the directors’ report designated as audited, of the Group are in accordance with the Corporations Act 2001, including the provision that:

(i) this report provides a true and fair view of the Group’s financial position as at 30 June 2010 and of its performance for the year ended on that date; and

(ii) this report is in compliance with Australian Accounting Standards, International Financial Reporting Standards, and Corporations Regulations 2001; and

(b)         There are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

(2)                                 The directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the managing director and chief financial officer for the financial year ended 30 June 2010.

On behalf of the board.

S. James	J. Chiplin
Chairman	Director

Date: 27 August 2010	Date: 27 August 2010

1 Eagle Street
Brisbane QLD 4000 Australia
GPO Box 7878 Brisbane QLD 4001

Tel: +61 7 3011 3333
Fax: +61 7 3011 3100
www.ey.com/au

Independent auditor’s report to the members of Progen Pharmaceuticals Limited

Report on the Financial Report

We have audited the accompanying general purpose financial report of Progen Pharmaceuticals Limited (the company), which comprises the statement of financial position as at 30 June 2010, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the directors’ report.

Liability limited by a scheme approved
under Professional Standards Legislation

Auditor’s Opinion

In our opinion:

1.                                      the financial report of Progen Pharmaceuticals Limited is in accordance with the Corporations Act 2001, including:

i                     giving a true and fair view of the consolidated entity’s financial position at 30 June 2010 and of its performance for the year ended on that date; and

ii                  complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

2.                                      the financial report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on the Remuneration Report

We have audited the Remuneration Report included in section 10 of the directors’ report for the year ended 30 June 2010. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s Opinion

In our opinion the Remuneration Report of Progen Pharmaceuticals Limited for the year ended 30 June 2010, complies with section 300A of the Corporations Act 2001.

Ernst & Young

Mike Reid

Partner

Brisbane

27 August 2010